DEFIANCE MINING CORPORATION   **RIO NARCEA GOLD MINES, LTD.**

NEWS RELEASE

September 3, 2004

CLOSING OF DEFIANCE PLAN OF ARRANGEMENT WITH RIO NARCEA

Toronto – Defiance Mining Corporation (TSX: DM) ("Defiance") and Rio Narcea Gold Mines, Ltd. (TSX: RNG; AMEX: RNO) ("Rio Narcea") are pleased to announce the closing of the Plan of Arrangement, approved by Defiance's shareholders on August 30, 2004 and by the Court September 1, 2004. Under the terms of the Plan of Arrangement, Defiance shareholders are to receive 1 common share of Rio Narcea for every 5.25 common shares of Defiance. As a result of the closing of the Plan of Arrangement, Rio Narcea has approximately 132,587,306 common shares issued and outstanding and has effectively acquired 100% of Defiance.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain, Portugal, and Mauritania. The Company is producing gold at its El Valle and Carlés mines, nearing completion of its Aguablanca nickel-copper-PGM mine and working on a full feasibility study of its Salave gold deposit, all located in Spain. Rio Narcea now owns 100% of the Tasiast gold project located in Mauritania, West Africa, on which a positive bankable feasibility study has been completed. The project is fully permitted and the Company plans to begin construction later this year.

For further information contact:

Rio Narcea Gold Mines, Ltd.	Defiance Mining Corporation
Alberto Lavandeira	John W.W. Hick
President and CEO	President and CEO
Tel: (34) 98 583 1500	Tel: (416) 956 7470
Fax: (34) 98 583 2159	Fax: (416) 956 7471
	jhick@defianceminingcorp.com
or	or
Laurie Gaborit	J.C. St-Amour
Manager, Investor Relations	Senior V.P. Corporate Development
Tel: (416) 686 0386	Tel: (416) 956 7470
Fax: (416) 686 6326	Fax: (416) 956 7471
gold@rionarcea.com	jcst-amour@defianceminingcorp.com
www.rionarcea.com	www.defianceminingcorp.com

Cautionary Statements

This press release is not an offer of securities for sale in the United States or Canada. Securities of Rio Narcea and Defiance may not be offered or sold in the United States or Canada absent registration or qualification or an exemption from registration or qualification.

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Rio Narcea or Defiance to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed in the section entitled "Risks of the Business" in the annual information form of Rio Narcea and in the section entitled "Risks and Uncertainties" in the annual information form of Defiance, each for the year ended December 31, 2003. Although Rio Narcea and Defiance have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of Rio Narcea and Defiance, each for the year ended December 31, 2003, and material change reports filed by each company since January 1, 2004 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms "measured" and "indicated" resources are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.